Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

[redacted]

3rd November 2008

08005785

SEC No. 82-34679

SEC
Mail Processing
Section

NOV 04 2008

Washington, DC
101

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  October 2nd; 3rd; 14th; 14th; 15th; 20th; 20th; 29th; 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED
NOV 14 2008
THOMSON REUTERS

pp **Dennis Read**
Deputy Company Secretary

Encs.

dlw 11/12

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 October 2008 15:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9645E
William Hill PLC
02 October 2008

2 October 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 1 October 2008, 11,383 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,760,033 ordinary shares in issue, in addition 5,958,726 ordinary shares are held in treasury.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

END

STRILFISIELFIIT

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 03 October 2008 16:43

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0990F
William Hill PLC
03 October 2008

Friday 3rd October 2008

WILLIAM HILL PLC
NOTIFICATION OF INTERIM MANAGEMENT STATEMENT

William Hill PLC (the 'Group') announces that it will issue an Interim Management Statement on 23rd October 2008.

Enquiries:

Nilay Patel, Corporate Finance Manager	Tel: 020 8918 3736
Deborah Spencer, Brunswick	Tel: 020 7404 5959

END

MSCUUGUCUUPRGAW

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 October 2008 15:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8223F
William Hill PLC
14 October 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 October 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
13 October 2008

6. Date on which issuer notified:
14 October 2008

7. Threshold(s) that is/are crossed or reached:
Reached 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of	**Situation previous to the triggering transaction**

shares if possible use ISIN CODE	Number of shares	Number of voting rights
3169889 GBP0.10	24,312,986	24,312,986

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	24,370,270	Nil	24,370,270	Nil	7.008

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,370,270	7.008

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

8,024 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,277 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,668 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

31,894 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

24,315,407 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Central Disclosure Unit

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

END

HOLGGMMGDDVGRZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 October 2008 17:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8506F
William Hill PLC
14 October 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 October 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
HSBC Holdings Plc

4. Full name of shareholder(s) (if different from 3) :
HSBC Bank plc
HSBC Investment Management
Sinopia Asset Management
Sinopia Asset Management (UK) Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
8 October 2008

6. Date on which issuer notified:
14 October 2008

7. Threshold(s) that is/are crossed or reached:
10%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use	Situation previous to the triggering transaction

ISIN CODE	Number of shares	Number of voting rights
GB0031698896	N/A	N/A

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0031698896	36,438,617	36,438,617	553,903	10.48	0.16

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
36,992,520	10.64

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

HSBC Holdings Plc

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
None

14. Contact name:
Baljeet Gill

15. Contact telephone number:
+44 (0) 20 7991 6555

END

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 15 October 2008 16:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9445F
William Hill PLC
15 October 2008

15 October 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 15 October 2008, 6,345 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,766,378 ordinary shares in issue, in addition 5,952,381 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

STRILFVEIELELIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 20 October 2008 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1741G
William Hill PLC
20 October 2008

Monday 20th October 2008

WILLIAM HILL PLC
INTERIM MANAGEMENT STATEMENT

William Hill PLC (the "Group") is today updating the market on trading for the 15 weeks ended 14th October 2008 ('the period').

Financial performance

Total gross win increased by 9% in the period which represents a good performance albeit against weak comparatives in the prior year. For the year to date cumulative gross wins have increased by 5%.

Retail

Retail gross win grew by 10% in the period with Over The Counter gross wins increasing by 7% mainly reflecting favourable sporting results. Gaming machines' gross win grew by 14% against prior year comparatives that were adversely affected by the introduction of the smoking ban in England.

Interactive

Interactive gross win increased by 21% over the comparative period with sportsbook and gaming recording increases of 27% and 19% respectively.

The Group's online sportsbook has demonstrated an encouraging return to growth benefiting from the initiatives taken earlier this year to reinvigorate this business such as improved site content, better value pricing and more active management of the client base as well as favourable sporting results. The project to implement the new ORBIS online sportsbook software platform remains on schedule for launch at the end of November this year.

Internet gaming (comprising casino, poker, games, bingo and skill games) has continued to grow strongly, although the pace of growth has slowed since the first half of the year, reflecting the expected lower levels of customer activity over the holiday season. In product terms games and bingo have continued to deliver the strongest growth. In a challenging competitive environment poker has suffered from weak player liquidity. The performance of both poker and casino have been impacted by William Hill Interactive being a predominantly UK focussed business built on sports betting with limited online gaming expertise.

Telephone

Telephone gross win fell by 30% in the period largely due to high roller losses. To put this in context the entire Telephone business contributes only around 4% of total Group gross win.

International

The Group's international joint venture operation in Spain continues to develop with 23 units now trading in Madrid and plans to begin trading in the Basque Region in November. Initial trading from the first outlets has been encouraging.

Costs

Total operating expenses increased by 5% in the period in line with management's expectations and reflecting strong cost control measures.

Material Events, Transactions And Financial Position

William Hill has today separately announced the acquisition of

certain affiliates of Playtech Ltd ("Playtech") and related assets and the entering into a software agreement with Playtech for a minimum of five years for poker and casino, with an option to move into other product areas.

The Board believes the transaction, creating an enlarged William Hill Online, is a transformational step for William Hill in line with its strategy to increase online gaming and international earnings. William Hill Online will be the leading European online gaming and sports betting business and the clear online leader amongst the traditional UK land based operators.

The Board believes that the transaction generates significant shareholder value and enhanced growth prospects for William Hill while requiring only limited upfront cash.

As at 30 September 2008, the Group's net debt was £1,031.5m, a reduction of £27.4m from the position at 1 July 2008. The Group continues to perform strongly and operate comfortably within its banking covenants. The Group's borrowing facilities have over 16 months to run until maturity and the Group continues to maintain a regular dialogue with its banks. The Group is preparing to undertake the refinancing of these facilities in due course with the benefit of the Group's continuing strong operating performance.

Chief Executive Comment

Commenting on the results, Ralph Topping, Chief Executive:

"This is a solid operational performance by the Group since the half year, demonstrating the resilience of the business against a challenging economic environment. To date we see little evidence that our business has been impacted by the economic downturn."

"With nine months of the year completed, and notwithstanding that comparatives become tougher over the final quarter, the Board remains comfortable with market expectations for the Group."

Preliminary Results

The Group expects to issue its preliminary results for the 52 weeks ended 30 December 2008 towards the end of February 2009.

Enquiries:

Ralph Topping, Chief Executive Officer	Tel: 020 8918 3910
Simon Lane, Group Finance Director	Tel: 020 8918 3910
Nilay Patel, Corporate Finance Manager	Tel: 020 8918 3736
Fiona Antcliffe / James Clasper, Brunswick	Tel: 020 7404 5959

Cautionary Statement

This statement contains certain forward-looking statements with respect to the financial condition, results of operations, and businesses of William Hill PLC. These statements and forecasts involve risk, uncertainty and assumptions because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors, which could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are made only as at the date of this announcement. Nothing in this announcement should be construed as a profit forecast. Except as required by law, William Hill PLC has no obligation to update the forward-looking statements or to correct any inaccuracies therein.

END

IMSIFFVFILLALIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 20 October 2008 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1806G
William Hill PLC
20 October 2008

20 October 2008

William Hill PLC acquires affiliates of Playtech Ltd and other assets and enters into online gaming licence agreement with Playtech Ltd

Transaction Summary

Combination of William Hill PLC's online operations ("William Hill Interactive") and certain affiliates of Playtech Ltd ("Playtech") and other assets ("the Purchased Assets") to create the leading European online gaming and sports betting business ("William Hill Online")

- Pro forma estimated 2008 net revenues of £190 million and EBITA of £75 million
- William Hill PLC ("William Hill") will have a 71% controlling interest in William Hill Online, based on relative contribution to EBITA
- William Hill has an option to acquire Playtech's interest on an independent fair value basis, exercisable after four and six years
- William Hill Online has entered into a software agreement with Playtech for a minimum of five years for poker and casino, with an option to move into other product areas

Two highly complementary businesses:

- William Hill Interactive brings strength of brand, sports betting expertise and established UK customers and profits
- The Purchased Assets bring online marketing and customer retention expertise, an extensive affiliate network and established European customers and profits. In addition, the employees of the Purchased Assets have experience and knowledge of operating the Playtech gaming software

William Hill Online will be the leading European online gaming and sports betting operation with:

- Significant European presence
- Greater focus on online gaming
- Use of Playtech software for poker and casino, and Orbis for sports betting, creating a stronger and more consolidated platform for growth

Transformational step, consistent with William Hill's stated strategy to increase online gaming and international earnings. William Hill Online will be:

- The leading European online gaming and sports betting business
- The clear leader in online gaming and sports betting amongst UK land based gaming and betting operators
- Well positioned to accelerate online revenue and profit growth in the UK and across Europe

Generates significant shareholder value and enhanced growth prospects for William Hill whilst requiring only limited upfront cash

- Earnings positive in year one and significantly accretive thereafter [(1)]

Commenting on the transaction, Ralph Topping, CEO of William Hill PLC, said:

"This transaction is a transformational step for William Hill consistent with our stated strategy to increase online gaming and international earnings. William Hill Online will be the leading European online gaming and sports betting business and the clear online leader amongst UK land based gaming and betting operators.

The transaction generates significant shareholder value and enhanced growth

prospects for William Hill."

William Hill PLC acquires affiliates of Playtech Ltd and other assets and enters into online gaming licence agreement with Playtech Ltd

William Hill, one of the leading providers of fixed odds bookmaking services in the UK, today announces the acquisition of assets, businesses and contracts comprising an affiliate marketing business, customer services operation and gaming brands and websites, from Playtech, the AIM listed online gaming software provider. As part of the transaction the newly created William Hill Online has also entered into a contract with Playtech for a minimum of five years for the provision of online gaming software for poker and casino, with an option to move into other product areas.

The transaction combines two highly complementary businesses. William Hill Interactive brings strength of brand, sports betting expertise and an established UK customer base and profit stream. The Purchased Assets bring online marketing and customer retention expertise, an extensive affiliate network and an established European customer base and profit stream. In addition, access to Playtech's software network is expected to provide greater liquidity for poker and lead to increased customer retention, customer reactivation and player lifetime values. The Orbis platform, which will be used for the sports betting business, remains on track for implementation in late November 2008.

William Hill Online will benefit from both applying the active marketing techniques of the Purchased Assets to the William Hill brand and offering their products to the existing William Hill customer base, as well as offering the William Hill brand and sports betting to the existing customer base of the Purchased Assets.

The transaction is consistent with William Hill's stated strategy to increase online gaming and international earnings. William Hill Online will have significant European presence, greater focus on online gaming and enhanced online growth potential. William Hill Online will become the leading European online gaming and sports betting operation and the clear leader in online gaming and sports betting amongst UK land based gaming and betting operators. William Hill Online will be well positioned to accelerate online revenue and profit growth in the UK and across Europe.

William Hill will control and operate William Hill Online, which will remain a consolidated subsidiary, with Playtech's share of profits shown as a minority interest. Playtech is acquiring various online gaming businesses, marketing assets and contracts for a total consideration of up to $250 million in cash as part of the transaction, the majority of which represent the Purchased Assets. As

consideration for the Purchased Assets, Playtech will receive a 29% interest in William Hill Online, with William Hill owning 71%. Playtech's ownership interest in William Hill Online can increase from 29% to 32% depending on certain conditions relating to the integration. William Hill has an option to acquire Playtech's interest on an independent fair value basis, exercisable after four and six years. Playtech has the right to receive a portion of the option proceeds in William Hill shares, not exceeding 10% of William Hill's outstanding share capital at the time of issue.

For the six months ended 1 July 2008, William Hill Interactive generated net revenues of £68 million and EBITA before exceptionals of £28 million. For the same period, the Purchased Assets generated net revenues of £26 million and pro forma EBITA of £8 million. On a pro forma basis for the year ending 31 December 2008, William Hill Online is expected to generate net revenues of £190 million and EBITA of £75 million. Net revenues are targeted to grow by more than 50% between 2008 and 2010. In 2009, focus will be on net revenue growth with margins maintained. In 2010, focus will be on continued net revenue growth and improving margins.

The transaction is expected to require limited upfront cash with capital expenditure, transaction costs and integration costs of approximately £24 million.

The transaction is expected to be earnings positive for the William Hill in the first full year of ownership and significantly accretive thereafter.(1)

William Hill has appointed Henry Birch as CEO of William Hill Online, effective immediately. Henry Birch was previously Chief Executive of Leisure & Gaming PLC. William Hill Online will draw on the strengths of the management team of both sides with Eyal Sanoff as Chief Marketing Officer, Peter Marcus as Chief Operating Officer and the finance and legal functions being provided by William Hill.

Transaction is expected to complete in full in January 2009. Integration is expected to be achieved within 6-9 months of completion.

There will be a presentation to analysts at 09:30 am today at The Lincoln Centre, 18 Lincoln's Inn Field, London WC2.

A live webcast of the presentation will be available online at www.williamhillplc.co.uk. *The recorded webcast of the presentation and a copy of the accompanying slides will also be available on our website later in the day. It will be possible to listen to the presentation by dialling +44 845 634 0041 (International: +44 208 817 9301) using the conference code 1431775#. The presentation will be recorded and will be available for a period of two weeks by dialling +44 207 769 6425 (International: +353 1436 4267) using conference code 1431775#.*

Enquiries:

William Hill PLC: +44 (0) 208
918 3910
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director

Citi: (financial adviser and corporate broker to William Hill PLC) +44 (0) 207
986 4000
Jan Skarbek
Steve Salo
Andrew Seaton (Corporate Broking)

Brunswick: +44 (0) 207 404
5959
Fiona Antcliffe
James Clasper

Notes to Editors

William Hill and William Hill Interactive

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering gaming machines in licensed betting offices and operating online casino, poker and games sites as well as two greyhound stadia. It is a market leader in all major betting channels in the UK with an established international presence through its online business.

For the year to 31 December 2007, William Hill Interactive generated net revenues of £120 million and EBITA before exceptionals of £51 million. For the six months ended 1 July 2008, William Hill Interactive generated net revenues of £68 million and EBITA before exceptionals of £28 million and as at 1 July 2008 had gross assets of £122 million.

Website: www.williamhillplc.co.uk

Playtech

Playtech develops unified software platforms for the online and land based gambling industry, primarily targeting existing online operators wanting to upgrade their system; sportsbooks looking to diversify and land-based operators

making their online debut. Playtech gaming applications - online casino, poker, bingo, mobile gaming, live gaming, land-based kiosk networks and fixed-odds games - are fully inter-compatible and can be freely incorporated as stand-alone applications, accessed and funded by players through the same user account and managed by the operator by means of a single powerful management interface. Founded in 1999, Playtech has over 750 personnel distributed globally, around seventy five percent of whom are engaged in research and development of current and future gaming technologies.

Website: www.playtech.com

The Purchased Assets

The Purchased Assets are the assets, but not the liabilities, of certain affiliates of Playtech and other marketing and gaming assets, contracts and brands providing vertically integrated services to the European online gaming marketplace. Playtech is acquiring various online gaming businesses, marketing assets and contracts for a total consideration of up to $250 million in cash as part of the transaction, the majority of which represent the Purchased Assets.

For the year to 31 December 2007, the Purchased Assets generated net revenues of £31 million and pro forma EBITA of £6 million. For the six months ended 30 June 2008, the Purchased Assets generated net revenues of £26 million and pro forma EBITA of £8 million and as at 31 December 2007 the pro forma gross assets of the Purchased Assets was £44 million.

Henry Birch

Henry Birch is 39 years old and started his career in politics and lobbying before moving to Turner Broadcasting (and subsequently Time Warner), where he helped launch their TV and other media properties throughout Europe. Subsequent to this, Henry was business development director for a Bertelsmann digital music venture in Silicon Valley before moving back to the UK in 2001 to join BettingCorp, a developer and operator of betting and gaming services. As Chief Operating Officer of BettingCorp he launched two interactive TV betting services, as well as managing their online gaming interests, and led the sale of BettingCorp to Liberty Media and Open TV in August 2003. Henry was one of the founders of Leisure & Gaming, a holding company focused on the online betting and gaming sector trading on AIM, and was Chief Executive from 2006 until July 2008. Henry holds an MA from Edinburgh University and an MBA from Stanford Business School.

(1) The statement as to earnings per share enhancement relates to profits before amortisation and exceptional items and does not constitute a profit forecast and

should not be interpreted to mean that William Hill's future earnings per share will necessarily exceed or match those of any prior year

This announcement includes certain forward looking statements that identify expectations of future events or results. All statements based on future expectations rather than historical facts are forward looking statements that involve a number of risks and uncertainties and William Hill PLC cannot give assurance that such statements will prove to be correct.

END

MSCIFFEFIFLALIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 29 October 2008 15:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9682G
William Hill PLC
29 October 2008

29 October 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 October 2008, 36,910 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plan 2005 and Executive Director 2004 Operating Bonus Scheme.

On the same date, a further 4,478 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was 176 pence.

Following the above transfer of shares out of treasury, the

Company has a total of 347,807,766 ordinary shares in issue, in addition 5,910,993 ordinary shares are held in treasury.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

END

STRILFSEIFLAFIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 31 October 2008 16:18
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2091H
William Hill PLC
31 October 2008

William Hill PLC

Total Voting Rights

On 31 October 2008 William Hill PLC had 347,807,766 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds5,910,993 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read   Deputy Company Secretary
020 8918 3723

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRQFLFXVBBFFBX

To unsubscribe from alerts, please visit our website.

31/10/2008

END